Exhibit 3.1

AMENDMENT TO THE
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
BYTE ACQUISITION CORP.

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

FIRST, RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 17.2 in its entirety and the insertion of the following language in its place:

17.2	Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) on the first business day following the closing of a Business Combination, or at any earlier date at the option of the holders of the Class B Shares.

SECOND, RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Articles 51.7 in its entirety and the insertion of the following language in its place:

51.7	In the event that the Company does not consummate a Business Combination on or before September 25, 2023, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;
(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and
(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

THIRD, RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 51.10 in its entirety and the insertion of the following language in its place:

51.10	Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 17 where the holders of such Shares have waived any right to receive funds from the Trust Fund, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to (i) receive funds from the Trust Fund or (ii) vote as a class with Public Shares (a) on any Business Combination.